VIA FACSIMILE AND EDGAR

November 7, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Jorge Bonilla
Senior Staff Accountant
Jaime John
Staff Accountant

Re:	Tejon Ranch Co
File No. 001-07183
Annual Report on Form 10-K for the year ended December 31, 2007
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008
Proxy Statement filed March 31, 2008

Dear Mr. Bonilla and Ms. John,

Thank you for your letter dated October 9, 2008, or the Comment Letter, containing your comments on the above-captioned filings by Tejon Ranch Co., or the Company, with the United States Securities and Exchange Commission, or the Commission, and your agreement to extend the response date to November 14, 2008. Set forth below are the Company’s responses to your comments. For your convenience, the text of the Staff’s comments is included below in bold text and is followed by the Company’s responses to such comments.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes – Note 1 – Summary of Significant Accounting Policies, page 61

Per your response to comment one, you earned $5.9 million in revenue from oil and minerals during 2007, which represented 18% of your total revenues in that year. As disclosed in your MD&A, royalty revenues from mineral leases are contractually defined and are generally based upon production. Please tell us the structure of the oil and mineral agreements, specifically how your revenue is earned and paid. Confirm that your future filings will include footnote disclosure regarding your contractual arrangements and your oil and mineral revenue recognition policy. Finally, tell us what consideration you gave to disclosing the breakdown of your revenue as required under paragraph 37 of SFAS 131.

Response

Our oil and mineral lease contracts define the area, the product being mined, oil or rock aggregate, the term, and the royalty rate. The royalty rate is a negotiated percentage and is tied to production and market prices for each commodity being mined. Using our oil and gas leases as an example, we receive a royalty rate ranging from 12.5% to 25% of the market value of production from a lease. The royalty rate is dependent on each lease and when the lease arrangement was entered into. Our leases generally require payment on a monthly basis with the payment based on the previous month’s activity.

Production and price data are reported to us on a monthly basis by the producer. Since this information is reported to us one month in arrears, we estimate the amount of revenue that we earn each period based on historical experience and accrue each month’s income based on these estimates. We then reconcile these estimates to the actual income that we receive monthly from the producer and make an adjustment to actual each month. Trends in price and production are monitored to insure the accuracy of our estimates.

In our future filings we will include within our revenue recognition policy a statement regarding our revenue recognition policy regarding oil and mineral activities and describe how those revenues are earned each year.

We routinely address the comparative results of our oil and mineral operations in our Management’s Discussion and Analysis section of our quarterly and annual filings as well as other significant changes in revenues from our commercial/industrial segment. In future filings we will include additional information in our footnotes about the elements of revenue that are included in this operating segment.

Note 7. Stock Compensation Plan, page 72

We read your response to comment three. It appears that you establish a value for each share of your performance-based awards equal to the share price on the date of grant. The assumptions outlined in your response seem to determine the vesting and timing of expense recognition. While the performance conditions impact the quantity of shares issued. Please advise whether this is accurate. While observable market prices should be used as the basis for the fair value measurement of equity, per paragraph 22 of SFAS 123R the fair value of stock-based compensation includes both the intrinsic value and the time value of the award. Additionally paragraph A52 of SFAS 123R indicates that performance conditions which affect the quantity of an award are relevant in measuring an award’s fair value. Clarify how your analysis includes these concepts. Finally confirm in future filings that you will include disclosures required by paragraph A240(e) of SFAS 123R as appropriate.

Response

Your statement is accurate that at time of issuance of stock grant performance awards we use our share price on the date of grant to establish the fair value for each share within the grant. It is also accurate that the assumptions outlined in our previous response addressed the vesting and timing of expense recognition, while achievement of performance goals impact whether the shares are ultimately issued. The performance grants cliff vest based on achievement of milestone performance criteria. In the event the vesting criteria are not achieved, no shares vest under these grants. We have a number of grants currently outstanding (less than 20%) that contain a range of shares from zero to maximum which can be achieved based on specific performance targets, none of which are market conditions. The performance conditions are based on internal corporate cash flow goals and timing of development approvals.

For this limited number of awards, we judge based on historic and projected results, the probability of (1) achieving the performance objective, and (2) the level of achievement. Based on this information, we determine the fair value of the award and measure the expense over the service period related to these grants. Because the ultimate vesting of these shares is tied to the achievement of a performance condition, we adjust compensation cost according to the actual outcome of the performance condition.

We agree that in future filings as appropriate we will include disclosures required by paragraph A240(e) of SFAS 123R.

Management of the Company is very aware of its responsibility for the adequacy and accuracy of both the financial numbers and disclosures within our filings. Our goal is to provide full disclosure and transparency in all of our filings. In connection with responding to comments set forth in your follow-up letter of October 9, 2008, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy of disclosure in the filings;

2.	Staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this process.

Very truly yours,

/s/ Allen E. Lyda
Allen E. Lyda Senior Vice President and Chief Financial Officer Tejon Ranch Co.